October 14, 2011

VIA EDGAR CORRESPONDENCE

Jeffrey Jaramillo
Accounting Branch Chief
Securities and Exchange Commission
Washington, DC 20549

RE:	Lantis Laser, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed April 12, 2011
Form 10-Q for the Quarter ending June 30, 2011
Filed August 9, 2011
Form 8-K dated March 22, 2011 (March 17, 2011)
Filed March 22, 2011
Form 8-K Dated April 22, 2011
as amended on April 27, 2011 and August 2, 2011
Form 8-K dated July 25, 2011 (July 21, 2011)
Filed July 25, 2011
File No. 000-53585

Dear Mr. Jaramillo:

We have received your correspondence dated September 15, 2011.  We have addressed your comments by reproducing below each comment and providing our response immediately thereafter.

Form 10-K for the Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

1.
We see disclosures on pages 4 and 5 indicate you ceased development of the OCT System in early 2010 and moved all equipment and development components to storage.  In future filings, please revise your Management's Discussion and Analysis disclosures to indicate the current development status of your OCT System as well as the actual or expected impact of the products status on your results of operations and liquidity.  Refer to Item 303(a) of Regulation S-K.

Mr. Jeffrey Jaramillo
October 14, 2011

Response:  We will revise our Management's Discussion and Analysis disclosures to indicate the current development status of our OCT System as well as the actual or expected impact of the products status on our results of operations and liquidity.

Critical Accounting Policies, page 19

2.
We note your critical accounting policy disclosures merely repeat the policies from your significant accounting policy footnote without elaboration.  Accordingly, your disclosure does not conform to our expectations for critical accounting policies disclosure.  For each identified critical accounting policy, please expand your disclosures in future filings to describe the specific factors that in your view makes each critical.  Discuss the nature of estimates and uncertainties about those estimates.  Discuss how different assumptions, methods or conditions might affect your financial statements.  For further guidance, please refer to SEC interpretive Release No. 33-8350.

Index to Consolidated Financial Statements, page F-2

Notes to Consolidated Financial Statements, page F-8

Note 2 Summary of Significant Accounting Policies, page F-11

Response: In future filings for each identified critical accounting policy we will expand our disclosures to describe the specific factors that in our view makes each critical and will discuss the nature of estimates and uncertainties about those estimates and how different assumptions, methods or conditions might affect our financial statements.

Recent Accounting Pronouncements, page F-15

3.
We note that for numerous accounting pronouncements discussed herein the effective date is prior to your current fiscal year.  However, you indicate that the adoption of the pronouncement is not expected or is expected to have an impact on the financial statements, when the affect of the adoption should already be known.  Please confirm to us that you have adapted the effective pronouncements and in future filings, please update your SAB Topic 11(M) disclosures accordingly.

Response:  We confirm that we have adapted the effective pronouncements and in future filings will update our SAB Topic 11(M) disclosures accordingly.

Mr. Jeffrey Jaramillo
October 14, 2011

Note 7 Commitments – Axsun, page F-23

4.
We note the company issued 500,000 common shares in connection with an agreement as to the conditions to enter into a new manufacturing and supply agreement.  In future filings please expand your disclosure to explain the significant terms of the agreement as well as how you valued and accounted for this transaction.

Response:  In future filings we will expand our disclosure to explain the significant terms of the agreement as well as how we valued and accounted for this transaction.

Note 12 Fair Value Measurements, page F-28

5.
Please tell us why you indicated in this note that your cash, total assets and convertible assets are measured at fair value on a recurring basis.  In future filings, clearly disclose why any referenced assets and liabilities are measured at fair value on a recurring or non-recurring basis and provide all disclosures required by ASC 820-10-50, including those specifically related to assets and liabilities measured using level 3 inputs.

Response:  In future filings, we will disclose why any referenced assets and liabilities are measured at fair value on a recurring or non-recurring basis and will provide all disclosures required by ASC 820-10-50, including those specifically related to assets and liabilities measured using level 3 inputs.

Note 14 Subsequent Event, page F-29

We do not see any disclosures of subsequent event in this note.  Please tell us whether you had any subsequent events required to be disclosed under this heading.  To this regard, we also refer to your Summary of Significant Accounting Policies – Subsequent Events, page F-13.  Please include all required subsequent event disclosures in future filings and update your subsequent event disclosures to comply with Accounting Standards Update No. 2010-09 Topic 855.  Note that based on the referenced ASC update, because you are an SEC filer subsequent events must be evaluated through the date the financial statements are issued and you are no longer required to disclose the date through which the subsequent events have been evaluated.

Mr. Jeffrey Jaramillo
October 14, 2011

Response: On Page F-29, the Note reference (Note 14) was inadvertently included in the Notes to the Financial Statements.  There were no subsequent events that occurred from the balance sheet date (December 31, 2010) through the date of the financial statements (April 12, 2011) that were required to be disclosed in accordance with Accounting Standards Update 2010-09 Topic 855. As we have done in the past, we will continue to include all subsequent events up through the date of the financial statements in future filings.

Item 9A(T) Controls and Procedures, page 24

Disclosure Controls and Procedures, page 24

7.
We note your disclosure that you maintain disclosure controls and procedures designed to ensure that information required to be disclosed by the company in reports that it files under the Exchange Act "is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC."  While you are not required to include the definition of disclosure controls and procedures in your conclusion, when you do so in future filings, the definition must be consistent with and not modify the language that appears in the definition of "disclosure controls and procedures" set form in Rule 13a-15(e) of the Exchange Act.  Alternatively, you may remove that definition from future filings, including any amendments.  This comment also applies to your Forms 10-Q for the periods ended March 31, and June 30, 2011.

Response:  We will remove the definition from future filings, including any amendments.

Management's Annual Report on Internal Control over Financial Reporting, page 24

8.
We note that paragraphs 2 and 3 in the Disclosure Controls and Procedures section refer to your internal control over financial reporting.  To eliminate investor confusion in future Forms 10-K, including any amendments, please present all information relating to your internal control over financial reporting in this section.

Response.  We will present all information relating to our internal control over financial reporting, including any amendments to our Forms 10-K, in the Disclosure Controls and Procedures section.

Mr. Jeffrey Jaramillo
October 14, 2011

9.
We note your disclosure that the Form 10-K does not include a report of management's assessment on your internal control over financial reporting or an attestation report of the company's registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.  We do not see how any such relief relating a transition period would be applicable to the company.  Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.  If your management has not yet completed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting and to fully comply with Item 308 of Regulation S-K.

In completing your evaluation, you may find the following documents helpful:

•
the Commission's release Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76).  You can find the release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

•
the Commission's release Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77).  You can find this release at http://www.sec.gov/rules/final/2007/33-8809.pdf; and

•	the "Sarbanes-Oxley section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/infor/smallbus/404guide.shtml).

Please note that the failure to complete management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports.  For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response: We do not believe that any amendment of our Form 10-K is required under section 404(a) of Sarbanes-Oxley since we have clearly stated that management has made an assessment of our internal controls over financial reporting and found them ineffective for the reasons stated the Form 10-K.   In addition, since we do not meet the criteria for an attestation report under section 404(b) of Sarbanes-Oxley, no such report is required from our registered public accounting firm.

Mr. Jeffrey Jaramillo
October 14, 2011

Form 10-Q for the Quarter Ending June 30, 2011

Item 4 Controls and Procedures, page 5

10.
We see the disclosure in the third paragraph that for the three months ended June 30, 2011, management feels that your internal controls over financial reporting was not effective.  To the extent you intended to comply with Item 308(a) of Regulation S-K, please note that those disclosures are only required in your annual reports on form 10-K.  Further, your current disclosure, especially the phrase "management fees," does not clearly express your management's conclusion on the effectiveness of your internal control over financial reporting as required by the Item.  Lastly, it does not appear that management performed the required assessment at that date (or at the company's fiscal year end) to be able to make such a conclusion.  As a result, in future filings including any amendments, please remove the disclosure.  This comment also applies to your Form 10-Q for the period ended March 31, 2011.

Rule:  In future filings we will remove the disclosure indicated above.

Form 8-K dated March 22, 2011 (March 17, 2011) filed March 22, 2011

Item 8.01 Other Events

11.
We note under your disclosure under Item 8.01 and in your press release that the company entered into a Letter of Intent to merge with TAG Minerals Inc. ("TAG or "Target") and its wholly-owned operating subsidiary TAG Minerals Zimbabwe (Private) Limited.  Please reconcile these disclosures with paragraph 3.5 of Exhibit 10.1 Agreement and Plan of Merger attached to Form 8-K/A Amendment No. 1 dated and filed April 27, 2011, which indicates Target's only interest in other entities is ownership of 49% of issued and outstanding shares of TAG Minerals Zimbabwe (Private) Limited.

Response: The reference to TAG Minerals Zimbabwe (Private) Limited being a wholly-owned subsidiary of TAG Minerals Inc. was an inadvertent error.  TAG Minerals Inc. owns 49% of TAG Minerals Zimbabwe (Private) Limited.

Form 8-K dated April 22, 2011, as amended on April 27, 2011 and August 2, 2011

Exhibits 10.1 Agreement and Plan of Merger

12.
We note that paragraph 3.6 of this agreement indicates that unaudited financial statements of TAG are included as Exhibit A to the agreement.  However, Exhibit A is empty.  Please explain to us why the information was not filed or further amend the Form 8-K to file a complete Exhibit A that includes the information.

Mr. Jeffrey Jaramillo
October 14, 2011

Response: The unaudited financial statements of TAG Minerals Inc. were not included since the merger was not a dollar value significant transaction and thus did not meet the rule of Rule 8.04(b) of Regulation S-X.

13.
In the amendment, file a complete Form 8-K that includes all Items of the form previously filed, including those Items filed by amendment, and include a corrected and complete exhibit index.  We note, for example, that the Form 8-K now includes two Exhibits 99.1.

Response: We will file a complete Form 8-K with the Items included by amendment and a corrected and complete exhibit index.

Exhibit 99.1

14.
In addition, please further amend the Form 8-K to correctly disclose how you accounted for the transaction with TAG Minerals Inc.  While in the third introductory paragraph to the pro forma financial statements you indicate that the transaction was accounted for as a reverse acquisitions and a recapitalization, we note that the pro forma financial statements themselves do not reflect the accounting for a reverse acquisition nor do the post consummation financial statements included in your Form 10-Q for the period ended June 30, 2011.  Further, we see that you indicated in this Form 8-K that LLSR is the acquirer for accounting purposes.

•
If you intended to say, as you did in your Form 1-Q for the period ended June 30, 2011, that the transaction is intended to qualify for federal income tax purposes as a reverse triangular merger under Section 368 of the Internal Revenue Code, please revise the filing to do so and also clearly disclose that the transaction was accounted for as a business combination using the acquisition method pursuant to FASB ASC 805.

•
Otherwise, tell us the US GAAP you considered when concluding that your transaction with TAG Material should be accounted for as a reverse acquisition or recapitalization, and explain how you applied that guidance.

Response:  On April 22, 2011, we issued 165,000,000 shares of our common stock to acquire TAG Minerals Inc. In the 8-K’s we filed and subsequent quarterly filing on Form 10Q for June 30, 2011, we mentioned that the merger was accounted for as a reverse triangular merger under Section 368 of the internal Revenue Code. When the pro forma financial statements and post consummation financial statements were completed, we determined that the transaction was in fact not a reverse triangular merger, but a business combination using the acquisition method of accounting for TAG Minerals Inc. in accordance with ASC 805.

Mr. Jeffrey Jaramillo
October 14, 2011

For accounting purposes, Lantis Laser Inc. was the surviving company in the transaction, not TAG Minerals Inc. The wording related to the transaction does not coincide with the actual accounting for the transaction. The accounting for the transaction is correct. We will amend our 8-K to reflect the proper terminology with respect to this transaction, and commencing with our quarterly filing on Form 10-Q for the period ended September 30, 2011, we will amend the terminology with respect to this transaction.

Lantis Laser Inc. acquired all of the shares of TAG Minerals Inc. in exchange for 165,000,000 shares of common stock. Lantis Laser Inc. accounted for this transaction as an acquisition, and consolidated TAG Minerals Inc. (and the related TAG – Z as a VIE) from the acquisition date April 22, 2011 forward. The accounting was accounted for under ASC 805.

The business purpose of this transaction was to add a new component to Lantis Laser Inc. for mining activities in Zimbabwe. Lantis Laser Inc. was solely a dental technology company, however, failed to raise the necessary funds to complete development of their products. Lantis struggled to stay in business, and the Company’s management at that time made a conscious business decision to acquire TAG Minerals Inc. for 50% of the then outstanding shares of Lantis Laser Inc. to commence these mining activities rather than go out of business. As a result of the transaction, Lantis Laser Inc. brought in a new management team headed up by Mr. Al Pietrangelo to run the day-to-day operations of the Company, and keep their prior management team and leave them in charge of the dental technology division of Lantis Laser Inc. New management and old management felt this arrangement would be more beneficial to the Lantis Laser Inc. shareholders, then simply ceasing operations.

TAG Minerals Inc. was incorporated on December 26, 2006 as Rock of Angels Acquisition Corp., a Wyoming Corporation. This entity was completely inactive (other than an initial share issuance to the founders) from incorporation until January 2011, when TAG Minerals Inc. entered into a Share Exchange Agreement with TAG Minerals Zimbabwe (Private) Limited, a Zimbabwean corporation (TAG-Z). Under Zimbabwe law, a Zimbabwe corporation must be controlled by a domestic Zimbabwe resident, therefore, TAG Minerals Inc. acquired 49% of this entity in the share exchange. The domestic owner of the 51% of TAG-Z, Tapiwa Gurupira, became a principal of Lantis Laser Inc. and officer and director of Lantis Laser Inc. As a result of the transaction and the significant influence that Tapiwa has over TAG Minerals Inc, TAG-Z and now Lantis Laser Inc., the Company under ASC 810-10 has consolidated TAG-Z  as a VIE.

Mr. Jeffrey Jaramillo
October 14, 2011

When Lantis Laser Inc. accounted for Rule 8.04(b) under Regulation S-X, it was noted that TAG Minerals Inc. at December 31, 2010 and April 21, 2011, had only nominal assets and no revenue, with just minor operating expenses. TAG-Z had just commenced operations in 2011. To determine whether financial statements of TAG Minerals Inc. would be necessary, the only test that would be met would be under the significant transaction rules. Now, despite the fact that the readily determinable market value of Lantis stock at this time period ranged between $0.001 and approximately $0.04 per share, the Company’s management determined this to have a value of $24,721, which approximated the value of TAG Minerals Inc. Without the transaction, happening, Lantis is out of business. The Company determined that this was not a dollar value significant transaction, and thus did not meet the rule of Rule 8.04(b) of Regulation S-X. The placeholder in the 8-K for the unaudited financial statements of TAG Minerals, Inc. was not removed prior to submission to the Securities and Exchange Commission. If the Company needs to amend the 8-K/A, they will remove this placeholder and any reference to the financial statements of TAG Minerals Inc.

15.
We note that as part of the Agreement (paragraph 5.9) filed under Form 8-K on April 27, 2011, the current officers agreed to convert their outstanding note and related accrued interest in return for cashless options to purchase 14,400,000 Company shares at an exercise price of $0.075.  Please tell us how you accounted for this transaction in your historical financial statements and provide us with references to the authoritative accounting literature you believe supports your accounting.  Also, tell us why this was not shown as a pro forma adjustment to your balance sheet.

Response:  When Lantis Laser Inc. acquired TAG Minerals Inc., Lantis had a large related party note with two officers and directors of Lantis. New management determined that it would be unfair for the new mining operations to have to incur a liability of these notes which were the result of a conversion of accrued salaries over time to these officers. As a result, the parties agreed to issue these officers 14,400,000 options to convert their notes. When the pro forma was completed, this transaction was not accounted for. As the quarterly review was being worked on, the auditors and management discussed the agreements and determined that management would need to make an adjustment for these notes. Management, during the review process performed a Black-Scholes calculation on these options, and using the criteria determined that the options contained a call option value of $0.007 per option or $100,800. The accounting was to convert the debt and related accrued interest to equity as this was related party debt. Management credited APIC-Warrants for the $100,800, and APIC for the remaining $921,666. The conversion to equity rather than to the statement of operations is solely related to the fact that the notes were with related parties and to record a gain and the resulting increase to earnings per share would not be proper. We used ASC 850 as guidance on the related party disclosures.

Mr. Jeffrey Jaramillo
October 14, 2011

As for whether or not we need to amend the pro forma, if required to amend the 8-K, we will amend the pro forma to include this accounting treatment as a pro forma adjustment.

Form 8-K dated July 25, 2011 (July 21, 2011) filed July 25, 2011

16.
We see that on July 21, 2011, Lantis Laser, through its affiliate, TAG Minerals Zimbabwe (Private) Limited ("TAG"), entered into an agreement for the exchange of common stock between Lantis Laser and Ontage Resources (Private) Limited, a Zimbabwean corporation ("Ontage"), pursuant to which TAG purchased all the issued and outstanding shares of Ontage common stock in exchange for 5,000,000 shares of Lantis Laser common stock.  Please provide us with the significance tests outlined in Rule 9-04(b) of Regulation S-X for the referenced acquisition.  Tell us when you plan to file any Ontage historical and pro forma information required by Item 9.01 of Form 9-K.

Response:  In June 2011, we issued 5,000,000 shares of common stock to have our VIE, TAG-Z acquire Ontage Resources (Private) Limited, a Zimbabwean corporation (Ontage).  The only asset that Ontage has is a 10% ownership in Slashwood Mining (Private) Limited. Ontage received this 10% ownership in Slashwood Mining (Private) Limited to assist them in locating additional mining projects and producing gold in their existing projects. Ontage did not provide any other consideration for the 10% investment. Ontage recognized this investment under ASC 325 as a cost investment. The value attributed was $0. Therefore, there is a nominal balance sheet, and no operations through June 30, 2011 other than the 10% investment. Lantis recorded the 5,000,000 shares as a deposit at $0.03 per share based on the readily determinable market value as this was the price of the shares of stock at the time of issuance. Management does not believe that this price is the fair value due to the fact that they are just commencing a new business which is the mining business. Management believes that a more appropriate value would be closer to par value, which would put this value at $5,000, and therefore the value would not meet any of the tests necessary under Rule 8.04(b) of Regulation S-X.  The deposit of $150,000 was recorded as the acquisition did not occur until July 2011. For the quarter ending September 30, 2011, we will be reclassifying the deposit to the assets and liabilities acquired in the transaction, and the end result will be goodwill. We will then perform our annual impairment testing on that goodwill to determine if and what the value is.

Again, as none of the three tests were determined to have been met, we did not provide for financial statements of Ontage.

Mr. Jeffrey Jaramillo
October 14, 2011

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to your comment letter, Lantis Laser acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Akerman Senterfitt LLP, at (202) 824-1705. If you cannot reach him, please call me at   .

Very truly yours,

/s/Al Pietrangelo
Al Pietrangelo, President and CEO